February 15, 2019

RE: Get cash now from your Inland investment.

Dear Investor,

Good news!  Now you can sell your Inland Residential Properties Trust, Inc. investment and regain control of your money.  Right now, MacKenzie Capital Management, LP will pay you $11.39 per Class A Share. Now you can do what you want with your money—move it to a more liquid investment, pay off your bills, or buy something you really need-and quit waiting for Inland to decide if or when you get your money back. But this offer expires on March 22, 2019, so you must act soon.

Why take advantage of this opportunity today?
•
A plan of liquidation was recently approved but the amount and timing cannot be guaranteed. Inland will sell its properties and liquidate the company.  The company estimates that shareholders will receive up to $20.59 per Share ($4.53 per share has been paid already, which you get to keep).  However, there can be no guarantee that the liquidation will be completed in a timely manner.  Sell today and ensure you get your money out form this security.

•	No repurchases. In connection with anticipated liquidation vote, the REIT terminated its share repurchase program on September 17, 2018.
•	Regain control over your investments. It’s your money, but you can’t access it. Now you can move your money into a more liquid investment or simply cash out and pay your bills.
•
Sell without broker fees or commissions. Most secondary market sales (which do not necessarily correspond with the Purchase Price) incur fees and commissions of up to 7% of the sale price and are subject to a $150 - $200 minimum fee per trade. With us, these fees and commissions are eliminated.

If you act today, you can get your cash now. We will mail your check within 3 business days after Inland confirms the transfer.  MacKenzie has been in the business of buying private real estate investments for over 25 years and has successfully cashed-out tens of thousands of investors like you. Our adviser is a registered investment adviser with the SEC and has over $130 million under management. There are no financing contingencies with this offer. Please carefully read the Offer to Purchase and Assignment Form. If you choose to sell your Shares to us, please fill out the enclosed form and return it to us so we can send you your money. If you have any questions, please email us at offers@mackenziecapital.com or call us at (925) 631-9100.

Sincerely,
Robert Dixon
Managing Director

P.S. Remember, this offer expires March 22, 2019 (unless extended). So don’t delay. Fill out and mail in the Inland Assignment Form today so we can transfer the Shares and rush you a check once the Offer expires.

The Purchasers are offering to purchase for cash up to 200,000 Shares at a price of $11.39 per Unit, upon the terms and subject to the conditions set forth in Purchasers’ Offer to Purchase and in the related Assignment Form, which you should read, available at the SEC’s EDGAR website, at www.mackenziecapital.com/tenders/Inland.pdf, or by calling or writing us for a free copy.  The Purchasers are making this offer in view of making a profit, so the price offered is below the REIT's estimated $16.06 per Share value, but there can be no assurance as to the actual value of a Share until the REIT liquidates.  If you tender your Shares, you are giving up any rights to distributions after the Expiration Date in exchange for the purchase price.

THE OFFERS AND WITHDRAWAL RIGHTS EXPIRE AT 11:59 P.M., PACIFIC TIME, ON March 22, 2019, unless and until Purchasers, in their sole discretion, shall have extended the period of time for which the Offer is open.  Tenders of Shares made pursuant to the Offer is irrevocable, except that Unitholders who tender their Shares in response to the Offer will have the right to withdraw their tendered Shares at any time prior to the Expiration Date by sending us a written or facsimile transmission notice of withdrawal identifying the name of the person who tendered Shares to be withdrawn, signed by the same persons and in the same manner as the Assignment Form tendering the Shares to be withdrawn. The Offer contains terms and conditions and the information required by Rule 14d-6(d)(1) under the Exchange Act which are incorporated herein by reference. The Tender Offer Documents contain important information which should be read carefully before any decision is made with respect to the Offer.